February 28, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Christie Wong, Staff Accountant

Emily Drazan, Staff Attorney

Paul Fischer, Staff Attorney

Re: Elysium Internet, Inc. (now known as TheDirectory.com, Inc.)

Registration Statement on Form 10-12G

Filed January 27, 2014

File No. 000-31431

Dear Ms. Wong, Ms. Drazan, and Mr. Fischer:

I am Chief Executive Officer for the TheDirectory.com, Inc. (the “Company”). Set forth below is the Company’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated February 20, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Comment 1: We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should withdraw the Form 10 prior to effectiveness and re-file a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Response 1: The Company will comply with this comment.

Jumpstart Our Business Startups Act, page 1

Comment 2: Because TheDirectory.com had the first sale of its common equity prior to December 8, 2011, you do not appear eligible to qualify as an Emerging Growth Company under the JOBS Act. Please revise to remove all references to your being considered an Emerging Growth Company under the JOBS Act.

Response 2: The Company has revised its disclosure to eliminate reference to the JOBS Act and to status as an “Emerging Growth Company” as defined in the JOBS Act to comply with the Staff’s comment.

Item 1. Business, page 1

Comment 3: Please add a separately captioned section that discusses the detriments or challenges of being a public reporting company.

Response 3: The Company has compiled with this comment and has added a new section titled “Challenges of a Public Reporting Company,” on pg. 1 of its amended Registration Statement on Form 10-12G.

Industry Overview, page 2

Comment 4: Provide us with copies of any reports and industry analysis that you cite or upon which you rely. In this regard we note your reference on page 2 to a report by BIA/Kelsey concerning online advertising revenue statistics. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

Response 4: The Company provided a copy of the report quoted.

Item 1A. Risk Factors, page 7

Comment 5: Please revise to remove the introductory language referring to “investing in [y]our common stock,” insofar as you are not selling common stock under this Form 10 registration statement.

Response 5: The Company has revised its disclosure to remove the introductory language referring to “investing in our common stock,” to comply with the Staff’s comment.

Item 2. Financial Information

Management’s Discussion and Analysis or Financial Condition and Results of Operation

Results of Operations, page 16

Comment 6: Your discussion regarding results of operations should not merely state that the increase in revenue, general and administrative (“G&A”) expenses and net income is due to acquisition of Hyper-Local(TM) City Guide Network. Please quantify the contribution of the recent acquisition to revenue, G&A expenses and net income to the extent possible, and address the increase or decrease in underlying revenue of the pre-existing local listing business. In addition, you should also address the material variances of significant components in G&A expenses. For example, we note that your advertising costs increased significantly from FY 2012 and such expense was included in G&A expenses. Therefore, you should discuss the underlying reason for changes in advertising costs and how that impacted the total G&A expenses.

Response 6: The Company has enhanced the disclosure in both the Management’s Discussion and Analysis and statement of operations to address the staff’s comments.

Comment 7: Please discuss and quantify the factors that are attributable to the change in cost of revenue. Your analysis should also include changes in significant components that caused costs of revenue to materially vary from period to period and the underlying reasons for those changes.

Response 7: The Company has enhanced the disclosure in both the Management’s Discussion and Analysis and statement of operations to address the staff’s comments.

Liquidity and Capital Resources, page 17

Comment 8: Please revise to briefly describe the material terms of your credit financing facility with TCA Global Credit Master Fund, including covenants relating to additional borrowings.

Response 8: The Company has made the changes requested by Staff.

Item 13. Financial Statements and Supplementary Data

Balance Sheets, page F-2

Comment 9: Please disclose in the footnotes to your financial statements the details of the notes payable to individuals and the notes payable to related parties, including the terms, repayment due dates, and purpose of the loans.

Response 9: The Company has made the changes requested by Staff.

Comment 10: Please reconcile for us the cash flows related to the commercial line of credit and notes payable to the reported cash flows from investing activities and from financing activities and revise your statement of cash flows, as necessary. In this regard, we note in footnotes 9 and 10 that of the initial draw on the line of credit of $1.3 million you received approximately $1.1 million, of which $1 million was spent in the purchase of Hyper-Local City Guide Network.

Response 10:

Commercial Line of Credit:
Amount paid directly to Clark Scott for Asset Purchase	1,000,000
Financing fees charged to initial line of credit balance	129,700
Proceed received from settlement	170,300
1,300,000

Statement of Cash Flows was revised to reflect proceeds of $170,300

Financing fees Paid
This amount was entered in the wrong direction. The revised statement reports a decrease in cash flow for the financing fees paid in cash

Change in notes payable to individuals from financing activities is comprised of the following:
Balance 12/1/12	872,617
Stock issued for payment of debt and interest	(221,500)
Financed portion of acquisition note	1,150,000
Cash received as loans from individuals	88,250
Cash repayments for loans from individuals	(6,000)
Accrued interest on note payable to individual	40,000
Balance 11/30/13	1,923,367

Statement of cash flow reflects Advances from (repayment to
individuals, net in the amount of $82,250

Change in notes payable to related parties from financing activities is comprised of the following:

Balance 12/1/12	9,668
Cash received as loans from related party	24,362
Increase in amount due related party for accounts
payable paid	31,127
Balance 11/30/13	65,157

Statement of cash flow has been revised to reflect Advances from
(Repayments to related parties , net in the amount of $24,362

Note 1 – Background and Summary of Significant Accounting Policies

Selling and Marketing Expenses, page F-6

Comment 11: With a view towards clarifying disclosure, please tell us the line-item in the Statements of Operations where you have reported Selling and Marketing Expenses and quantify the amount of such expenses incurred in FY 2013.

Response 11: The Company has enhanced the disclosure in both the Management’s Discussion and Analysis and statement of operations to address the staff’s comments.

Note 1 – Background and Summary of Significant Accounting Policies

Revenue Recognition, page F-7

Comment 12: You indicated on page 4 that you provide business listing services primarily based on monthly subscriptions. Please describe within your revenue recognition policy footnote the terms of the subscription agreements and the timing of when revenue is recognized. Also, tell us if you receive any upfront payments in connection with your initial building of the detailed business profile for newly acquired subscribers and if so, disclose your recognition policy for this revenue and advise us.

Response 12: The Company does not receive upfront payments, just the subscription rate for the month of service being rendered. The Company has enhanced Note-1 to address the staff’s changes.

Comment 13: We note that you allow subscribers to access performance reports that show the amount of Internet traffic to their websites etc. Please indicate whether you charge a fee for this service and if so, please disclose the related revenue recognition policy.

Response 13: No additional fee’s are charged for performance reports.

Comment 14: We note that you design, develop and deploy custom-built search engine optimized business websites. Please disclose your revenue recognition policy for these services. Also, tell us if you have multiple element arrangements with customers. If so, please disclose how you account for these arrangements pursuant to ASC 605-25-25.

Response 14: The Company does not have multiple element arrangements with it’s customers. They charge a flat monthly fee for services rendered based on the package the customer selects. The customer has the ability to cancel services at the end of each month with no further obligation to the Company.

Comment 15: We note that you had sales “generated from third-party advertisers and recognized in the month the revenue is generated.” Please explain, in detail, the arrangements you have with the third party advertisers including the terms of your agreements that form the basis for your revenue recognition. Please also explain to us how your revenue recognition policy complies with ASC 605.

Response 15: The Company generates traffic for third parties that pay them based on a pay per click model. The revenue is calculated and earned daily. They are paid net 40 days and agreements are on a month to month basis.

Note 6– Intangible Assets, page F-9

Comment 16: Please explain to us your basis for capitalizing and amortizing the financing fee of $417,100 as an intangible asset. We refer you to ASC 805-10-25-23. In addition, we note that the fee was paid in cash of $87,400 and by issuing stock of $200,000. Please tell us the form of payment for the remaining balance.

Response 16:

Pursuant to guidance in ASC 805-10, the Company determined that the acquisition did not meet the criteria constituting a business combination. Therefore, guidance in ASC-805-50 was followed and the costs were capitalized as part of the asset acquisition.

Financing fees were paid as follows:

Fees paid in cash	87,400
Fees paid by the issuance of stock	200,000
Financing fees charged to initial line of credit balance	129,700
417,100

Comment 17: Please specify the nature and type of assets included in the intellectual property.

Response 17: These are digital assets that relate to the operation of websites and directories.

Note 8- Contracts, page F-10

Comment 18: We note that you recorded the domain name “BusinessList.com” as an intangible asset. Please tell us

•	the value of the domain name recorded;
•	how you determined the value of the domain name; and
•	the basis of your determination that the asset has an indefinite life.

Response 18: The Company did not acquire the domain name “BusinessList.com” the Company acquired intellectual property consisting of a custom coded portal that is accounted for as Intellectual Property.

Note 9- Asset Acquisition, page F-10

Comment 19: Please expand your disclosure to fully describe your accounting for the acquisition of Hyper-Local (TM) City Guide Network, pursuant to ASC 805-10 and ASC 805-20. Also, please tell us the specific assumptions and estimates used to determine the fair value of the acquired intangible assets.

Response 19: Pursuant to ASC 805-10 and ASC 805-20 the definition of a business requires the acquirer to acquire an “integrated set of activities and assets” to be considered a “business”. In The Company’s circumstance they acquired assets that were not integrated with any specific set of activities or processes and therefore are not considered to be a business.In regards to asset valuation assumptions, the Company owns an extensive portfolio of Internet domain names and is involved in the buying and selling of similar assets from time. They estimated the fair value of the assets by analyzing similar transactions in the market as well as analyzing similar assets they had previously purchased or sold.

Comment 20: With respect to the acquisition mentioned above, please provide us your analysis of why financial statements of Hyper-Local (TM) City Guide Network and the related pro forma financial information were not required pursuant to Rule 8-04 and Article 11 of Regulation S-X, respectively.

Response 20: As described in the response to comment 19, since the acquired assets are not a business as defined in ASC 805-10 and ASC-20 pro forma financial information is not required.

Item 15. Financial Statements and Exhibits, page 25

Comment 21: We have reviewed your exhibit list, and it appears that none of your exhibits were filed with this submission as indicated in the filing. Please revise accordingly.

Response 21: The Company has amended its Registration Statement on Form 10-12G to comply with the Staff’s comment.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Regards,

/s/ Scott Gallagher

Scott Gallagher

Chief Executive Officer